Filed Pursuant to Rule 433

Registration No. 333-205684

Issuer Free Writing Prospectus

(To Prospectus dated April 28, 2017,

as supplemented by Supplement No. 1

dated May 17, 2017)

Subject: You Got Property!

Hello %%first_name%%,

Rich Uncles is proud to announce our latest property acquisition!

Acquired at a price of $8.3 million, the newest addition to our National REIT (Rich Uncles NNN REIT, Inc.) portfolio is a single-tenant office property leased on a triple net basis to Williams-Sonoma in Las Vegas, Nevada.

The largest of four national call centers leased by Williams-Sonoma, this property operates as a global management hub for the retailer's call center operations.

[Explore the Property] [Invest Now]

If you have any questions about our Real Estate Investment Trust, or the prospectus, please call us at (855) Rich-Uncles or simply reply to this email.

Sincerely,

Rich Uncles Investor Relations

(855) Rich-Uncles

Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in the registration statement and the other documents Rich Uncles NNN REIT has filed with the SEC for more complete information about Rich Uncles and the securities offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll-free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com, or by visiting http://www2.richuncles.com/e/209752/prospectus-nnn/723tn/57013665. This is not an offering, which may be made only by prospectus. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The $1 Billion offering of our common stock is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Missouri, Montana, Nevada, New Hampshire, New York, South Carolina, South Dakota, Texas, Utah, Vermont, Virginia, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website (http://www2.richuncles.com/e/209752/2017-06-29/723tq/57013665).

Real Estate Investing for Everyone™

WILLIAMS-SONOMA

Meet the newest addition to Rich Uncles NNN REIT, Inc.’s ever-growing portfolio of commercial property

About The Property

The largest of four national call centers leased by Williams-Sonoma, this property operates as a global management hub for the retailer’s call center operations, where employees from all over the country learn about new products and sales methods.

Why We Like This Deal

From building construction to tenant history, learn what makes Williams-Sonoma’s Las Vegas facility an excellent investment property.

OPERATING HISTORY

Williams-Sonoma, the sole tenant of this built-to-suit facility since its construction in 1996, recently reaffirmed its commitment to the property by extending its lease term through October 2022.

BUILDING CONSTRUCTION

This Class B office property is currently receiving an extensive, tenant-funded renovation in which the floor plan will be remodeled and the mechanical, electrical, and plumbing infrastructure will be updated.

LOT EXPANSION

The property’s parcel size is also currently being expanded by 1.1 acres, with improvements to the parcel’s lighting, landscaping, and parking which will increase the number of parking spaces to 10 per 1,000 square ft.

OUR TENANT

A publicly traded company (NYSE: WSM) with more than 17,500 employees worldwide and 2016 revenues of $5.1 billion, Williams-Sonoma, Inc. operates over 600 brick-and-mortar stores and e-commerce retail for several popular home furnishing and kitchenware brands.

RAPID INNOVATION

In the past 5 years, Williams-Sonoma has increased its physical presence from 576 stores at the beginning of 2011 to 629 stores at the beginning of 2017.

In contrast to struggling retailers, e-commerce now also represents 51.8% of Williams-Sonoma’s total sales, up from 41.4% in 2010.

GROWTH POTENTIAL

Considered one of Las Vegas' most affluent neighborhoods, the property location of Summerlin is projecting a 6% increase in population size over the next five years, with Downtown Summerlin continuing to expand upon its 1.6 million square feet of retail, entertainment, dining, and office space.

REIT Gallery

View additional photos from the Rich Uncles NNN REIT, Inc. portfolio of revenue-producing commercial real estate.

Williams-Sonoma

10000 Covington Cross Drive, Las Vegas, NV 89144

Learn More

To learn more about the Rich Uncles NNN REIT, Inc. portfolio of revenue-producing commercial real estate, simply click the link below to schedule a call with an Investor Relations Specialist.

[Schedule a Call] [Invest Now]